Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Aeroflex Holding Corp.:

We consent to the use of our report dated August 31, 2011 related to the consolidated balance sheets of Aeroflex Holding Corp. and subsidiaries as of June 30, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2011, and the related financial statement schedule, incorporated by reference in this Registration Statement on Form S-8, which report appears in the June 30, 2011 annual report on Form 10-K of Aeroflex Holding Corp.

Our report refers to a change in the method of accounting for business combinations effective for those business combinations consummated on or after July 1, 2009 due to the adoption of ASC 805 (formerly SFAS 141R), Business Combinations.

/s/ KPMG LLP
Melville, New York

November 16, 2011